UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                  Phamis, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    717101109
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)
0169113.03

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CUSIP NO. 717101109               13G                 Page  2  of  4    Pages
-------------------------------------------------------------------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Malcolm A. Gleser

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
          N/A                                                    (b) |_|

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   3      SEC USE ONLY



-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Dr. Gleser is a U.S. citizen

-------------------------------------------------------------------------------
                         5      SOLE VOTING POWER

                                                403,488 shares
                        ------------------------------------------------------
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                         ------------------------------------------------------
                         6      SHARED VOTING POWER

                                                4,529 shares

                        --------------------------------------------------------
                         7      SOLE DISPOSITIVE POWER

                                                408,017 shares

                        -------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                                -0- shares

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   408,017 shares

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     ** The amount in row (9) includes an aggregate of 27,429 shares held as trustee for irrevocable trusts. Dr. Gleser disclaims beneficial ownership of all such shares.

-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   6.7%

-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

                   IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     Item 1.

     (a) Name of Issuer: Phamis, Inc.

     (b) Address of Issuer's Principal Executive Offices:

                           1001 Fourth Avenue Plaza, Suite 1500
                           Seattle, Washington  98154

     Item 2.

     (a) Name of Person Filing: Malcolm A. Gleser

     (b) Address of Principal Business Office or, if none, Residence:

                            1001 Fourth Avenue Plaza, Suite 1500
                            Seattle, Washington 98154

     (c) Citizenship: United States

     (d) Title of Class of Securities: Common Stock

     (e) CUSIP Number: 717101109


     Item 3. Filings pursuant to Rule 13d-1(b) or 13d-2(b)

                              Not applicable


     Item 4. Ownership

     (a) Amount Beneficially Owned: 408,071 shares (** Includes an aggregate of 27,429 shares held as trustee for irrevocable trusts for which shares Dr. Gleser disclaims beneficial ownership. Also includes 4,529 shares held for the account of Dr. Gleser under the Phamis, Inc. Salary Savings and Deferral Plan as of September 30, 1996.)

     (b) Percent of Class: 6.7% (based on 6,127,604 shares outstanding as of December 31, 1996).

     (c) Number of Shares as to which Such Person has:

(i)   sole power to vote or to direct the vote:  403,488 shares
(ii)  shared power to vote or to direct the vote:  4,529 shares
(iii) sole power to dispose or to direct the dispositionof: 408,017 shares
(iv)  shared power to dispose or to direct the disposition of: -0-



169113.3                    Page 3 of 4 pages

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     Item 5. Ownership of Five Percent or Less of a Class

                              Not applicable


     Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                               Not applicable


     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                               Not applicable


     Item 8. Identification and Classification of Members of the Group

                               Not applicable


     Item 9. Notice of Dissolution of Group

                               Not applicable


     Item 10. Certification

                               Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:    February 4, 1997


                                             /s/Malcolm A. Gleser
                                            ------------------------------------
                                            Signature
                                            Malcolm A. Gleser
                                            Name/Title

                                   Page 4 of 4 pages

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